FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: IM Cannabis Corp. (the "Issuer").

Trading Symbol: IMCC

Number of Outstanding Listed Securities as of 31/12/2020:

159,063,128 Common Shares, 9,729,258 Warrants

Date: January 8, 2021

Report on Business

1. Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

  On December 16, 2020, the Issuer held a special meeting of shareholders (the "Special Meeting"). At the Special Meeting, shareholders of the Issuer approved all items of business put forward, including:

    the authorization of a consolidation of the Issuer's outstanding common shares at a ratio of between (3) and (8) pre-consolidation common shares for every one (1) post-consolidation common share, to be completed as, when and if determined by the Issuer's board of directors (the "Board");

    approval of the Issuer's amended and restated stock option plan; and

    approval of the Issuer's restricted share unit plan.

  On December 17, 2020, the Issuer provided an update on the application to list the Issuer's common shares on the NASDAQ Capital Market ("NASDAQ"), and that approval for listing was expected in early 2021, subject to the Issuer's ability to meet all of the NASDAQ's listing requirements and all requirements of the United States Securities and Exchange Commission.

  On December 29, 2020, the Issuer appointed Marc Lustig as Executive Chairman. Mr. Lustig was previously the Non-Executive Chairman of the Issuer.

On December 30, 2020, the Issuer and Trichome Financial Corp. ("Trichome") (CSE:TFC) entered into a definitive agreement (the "Arrangement Agreement") whereby the Issuer will acquire Trichome by way of a court-approved plan of arrangement under the Business Corporations Act (Ontario) (the "Transaction"). Under the terms of the Arrangement Agreement, the Issuer will acquire all of Trichome's outstanding common shares in exchange for common shares of the Issuer based on a share exchange ratio of 0.981 common shares of the Issuer for each common share of Trichome. The completion of the Transaction is expected to create a global cannabis production and distribution leader with operations in Israel and Germany's medical cannabis markets under the IMC brand, and in Canada's adult-use recreational market through Trichome's wholly-owned subsidiary, Trichome JWC Acquisition Corp. d/b/a JWC.  Closing of the Transaction is subject to the receipt of all requisite shareholder, court and regulatory approvals.

2. Provide a general overview and discussion of the activities of management.

Management of the Issuer is focused on continuing its acquisition strategy in North America and Europe, while also identifying new strategic investments and growth opportunities in Israel and Europe, including, but not limited to, securing supply and distribution agreements in Germany and the rest of Europe, and sales and supply agreements in the local Israeli market. As part of this strategy, the Issuer anticipates that it will meet all closing conditions required to complete the Transaction.

3. Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

Not Applicable.

4. Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

Not Applicable.

5. Describe any new business relationships entered into between the Issuer, the Issuer's affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

  On December 29, 2020, the Issuer entered into a consulting agreement with L5 Capital Inc. (the "Consultant"), a corporation incorporated under the laws of the Province of British Columbia. The Consultant entity is owned and controlled by Marc Lustig, a Related Person to the Issuer. Mr. Lustig is a director and the Executive Chairman of the Issuer.

  On December 30, 2020, the Issuer entered into the Arrangement Agreement, as further described under section 1 above. Trichome is not a Related Person to the Issuer.

  On December 31, 2020, Focus entered into a three-year distribution agreement with Novolog (Pharm-up 1966) Ltd. (the "Distribution Agreement" and the "Distributor", respectively). Under the Distribution Agreement, the Distributor will be responsible for storing and distributing the Issuer's branded medical cannabis products that are sold by Focus to licensed pharmacies in Israel for an agreed upon distribution fee. The Distributor is not a Related Person to the Issuer.

6. Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer's affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

Not applicable.

7. Describe any acquisitions by the Issuer or dispositions of the Issuer's assets that occurred during the preceding month.  Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

On December 30, 2020, the Issuer entered into the Arrangement Agreement as further described under section 1 above. Trichome is not a Related Person to the Issuer.

8. Describe the acquisition of new customers or loss of customers.

Not Applicable.

9. Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

Not Applicable.

10. Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

Not Applicable.

11. Report on any labour disputes and resolutions of those disputes if applicable.

Not Applicable.

12. Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

Not Applicable.

13. Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

Not Applicable.

14. Provide details of any securities issued and options or warrants granted.

The following securities were issued by the Issuer in December 2020:

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
Common Shares	28,925	Exercise of broker compensation options	$30,371 to be used for working capital
	319,100	Exercise of incentive stock options	$133,490 to be used for working capital
Warrants	14,462

Issued as a result of broker compensation option exercises on December 3, 2020. Each warrant is exercisable for one common share of the Issuer at an exercise price of $1.30 for a period of 36 months from August 30, 2019.

			Not applicable.
Incentive Stock Options	70,000	Each incentive stock option granted on December 15, 2020 is exercisable for one common share at an exercise price of $2.14 for a period of five years from the grant date.	Not Applicable

(1) State aggregate proceeds and intended allocation of proceeds.

15. Provide details of any loans to or by Related Persons.

Not Applicable.

16. Provide details of any changes in directors, officers or committee members.

On December 29, 2020, the Issuer appointed Marc Lustig as Executive Chairman. Mr. Lustig was previously the Non-Executive Chairman of the Issuer.

17. Discuss any trends which are likely to impact the Issuer including trends in the Issuer's market(s) or political/regulatory trends.

The current global uncertainty with respect to the spread of the COVID-19, the rapidly evolving nature of the pandemic and local and international developments related thereto and its effect on the broader global economy and capital markets may impact the Issuer's business in the coming months.

The Issuer has taken proactive measures to protect the health and safety of its employees, to continue delivering high quality medical cannabis to its patients and to maintain its strong balance sheet. The Issuer has postponed planned investments in innovation until global economic risks subside. The Issuer keep on focusing on developing its brand in Germany by increasing volumes to medical patients in that market, adding supply and sales agreements in Israel.

While the precise impact of the COVID-19 outbreak on the Issuer remains unknown, rapid spread of COVID-19 and declaration of the outbreak as a global pandemic has resulted in travel advisories and restrictions, certain restrictions on business operations, social distancing precautions and restrictions on group gatherings which are having direct impacts on businesses in Canada, Israel, Germany and around the world and could result in additional precautionary measures that could impact the Issuer's business. The spread of COVID-19 may also have a material adverse effect on global economic activity and could result in volatility and disruption to global supply chains and the financial and capital markets, which could interrupt supplies and other services from third parties upon which the Issuer relies, decrease demand for products, cause staff shortages, reduced customer traffic, and increased government regulation, all of which may materially and negatively impact the business, financial condition and results of operations of the Issuer.

Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there were no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 7 Monthly Progress Report is true.

Dated: January 8, 2021
Oren Shuster
Name of Director or Senior Officer

Signature

Chief Executive Officer
Official Capacity

Issuer Details Name of Issuer IM Cannabis Corp.	For Month End December 2020	Date of Report YY/MM/D 2021/01/08
Issuer Address 550 Burrard Street, Suite 2300, Bentall 5
City/Province/Postal Code Vancouver, BC V6C 2B5	Issuer Fax No. ( )	Issuer Telephone No. 0773-360-3504
Contact Name Yael Harrosh	Contact Position General Counsel and Business Manager	Contact Telephone No. 0773-360-3504
Contact Email Address yael.h@imcannabis.com	Web Site Address http://www.imcannabis.com/